October 14, 2009

VIA EDGAR

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Michael R. Clampitt

Re:	Pacific Continental Corporation

Registration Statement on Form S-1; File No. 333-162061

Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, Pacific Continental Corporation (the “Company”) and D.A. Davidson & Co., the sole book-running manager of the Company’s proposed underwritten public offering of common stock (“D.A. Davidson”), hereby request that the Company’s Registration Statement on Form S-1 filed on September 22, 2009, as amended by Pre-Effective Amendment No. 1 on Form S-1/A filed October 8, 2009 and Pre-Effective Amendment No. 2 on Form S-1/A filed October 9, 2009 (the “Registration Statement”), be made effective at 5:00 p.m. Eastern Daylight Time on October 14, 2009, or as soon as possible thereafter.

We acknowledge that:

•

should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement;

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States; and

•

the Company and Davidson are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the common stock as specified in the Registration Statement.

We would appreciate it if you would notify us by telephone of the effective date of the Registration Statement and would also confirm such advice in writing.

Securities and Exchange Commission

October 14, 2009

If you should have any questions about the foregoing request, please do not hesitate to contact (i) the Company’s counsel, Mr. Casey M. Nault of Graham & Dunn PC, at (206) 903-4808, (ii) Davidson’s counsel, Mr. Kenneth E. Moore of Stuart | Moore, at (805) 545-8590, or (iii) the undersigned at (541) 686-8685 (for Hal M. Brown) or (503) 603-3073 (for Rory A. McKinney). Thank you for your cooperation in this matter.

Very truly yours,

Pacific Continental Corporation

/s/ Hal M. Brown
Hal M. Brown
Chief Executive Officer

D.A. Davidson & Co.

/s/ Rory A. McKinney
Rory A. McKinney
Managing Director

cc:	Casey M. Nault, Esq.

Kenneth E. Moore, Esq.